                                                      --------------------------
                                                           OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      --------------------------
                                                      Expires:  October 31, 2002
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                 ASHWORTH, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    04516H101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

    PETER WING FUI CHAN, YGM TRADING LIMITED, 22 TAI YAU STREET, SAN PO KONG,
                               KOWLOON, HONG KONG
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 11, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 04516H101                                         Page 2 of 8 pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                             YGM TRADING LIMITED

--------------------------------------------------------------------------------
2             Check the Appropriate Box if a Member of a Group (See
              Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3             SEC Use Only


--------------------------------------------------------------------------------
4             Source of Funds (See Instructions)

                             WC

--------------------------------------------------------------------------------
5             Check if Disclosure of Legal Proceedings Is Required
              Pursuant to Items 2(d) or 2(e)                          [ ]


--------------------------------------------------------------------------------
6             Citizenship or Place of Organization

                          HONG KONG CORPORATION

--------------------------------------------------------------------------------
Number of     7       Sole Voting Power
Shares
Beneficially                  667,800
Owned by
Each          ------------------------------------------------------------------
Reporting     8       Shared Voting Power
Person
With                          - 0 -

              ------------------------------------------------------------------
              9       Sole Dispositive Power

                              667,800

              ------------------------------------------------------------------
              10      Shared Dispositive Power

                              - 0 -

--------------------------------------------------------------------------------
11            Aggregate Amount Beneficially Owned by Each Reporting Person

                             667,800

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13            Percent of Class Represented by Amount in Row (11)

                             5.1%

--------------------------------------------------------------------------------
14            Type of Reporting Person (See Instructions)

                             CO

--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D                    Initial Filing
                                                                January 22, 2001



ITEM 1. SECURITY AND ISSUER.

        The class of equity securities (the "Shares") to which this statement relates is the common stock $.001 par value ("Common Stock") of ASHWORTH INC., a Delaware corporation ("ASHWORTH"). The principal executive offices of ASHWORTH are located at 2791 Loker Avenue West, Carlsbad, California 92008.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is filed by YGM Trading Ltd., a Hong Kong corporation ("YGM"). YGM is the beneficial owner of 667,800 Shares (5.1%) of ASHWORTH.

        The principal business of YGM is to act as a holding company for its various subsidiary corporations and to provide management services. The principal business of its operating subsidiaries is the manufacture, licensing and sale of a wide range of garments and clothing on both a retail and wholesale basis. YGM is a licensee of ASHWORTH. The address of YGM's principal business and principal office is 22 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

        Information regarding the directors and executive officers of YGM is set forth in Appendix A to the Schedule 13D, which is incorporated herein by reference. Neither YGM, nor any of the persons named on Appendix A, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source of funds for purchase of the 667,800 Shares purchased by YGM during the period commencing on or about August 24, 2000 through and including January 11, 2001 was working capital.

ITEM 4. PURPOSE OF TRANSACTION.

        YGM has acquired 667,800 Shares for the purpose of obtaining a significant equity position in ASHWORTH. YGM considered the Shares to be an attractive investment at the price levels at which it acquired them and, subject to the conditions set forth below, currently expects to purchase additional Common Stock, provided Shares can be obtained at prices considered reasonable by YGM, either in the open market or in privately negotiated transactions.

        YGM's primary interest is to maximize the value of its investment. To this end, YGM intends continually to review ASHWORTH's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without

                                  SCHEDULE 13D                    Initial Filing
                                                                January 22, 2001


limitation, the attitude of the Board of Directors and management of ASHWORTH), YGM will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in ASHWORTH as it deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking representation on the Board of Directors of ASHWORTH, making recommendations to members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of ASHWORTH through a proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as YGM may deem appropriate. Such actions may involve the purchase of additional Shares or, alternatively, may involve the sale of all or a portion of the Shares held by YGM in the open market or in privately negotiated transactions to one or more purchasers.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) In computing its aggregate percentage ownership of Common Stock for purposes of this Schedule 13D, YGM has relied on ASHWORTH's Report on Form 10-Q for the period ended September 30, 2000, in which ASHWORTH reported that there were 13,203,073 Shares of Common Stock outstanding (as of September 12, 2000). YGM beneficially owned 667,800 Shares on January 12, 2001, which it believes to be 5.1% of the entire class of Shares of the Issuer.

        (b) YGM has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the Shares owned by it.

        (c) During the period commencing on or about August 24, 2000 through and including January 11, 2001, YGM affected the following purchases (in open market transactions) through accounts maintained with either Goldman Sachs or Prudential Securities, as indicated:


                     Shares Purchased through Goldman Sachs

        Trade Date                  Number of Shares          Price Per Shares
        ----------------------------------------------------------------------
        08/24/00                             10,000              5.31250
                                              2,000              5.25000
        08/28/00                              2,000              5.29688
                                             13,000              5.34375
        08/29/00                              5,000              5.46875
                                             12,900              5.43750
        08/30/00                             15,000              5.37500
        09/13/00                             12,000              6.25000
        09/14/00                              8,000              6.25000
                                              4,000              6.28125
        09/15/00                             25,000              6.25000
        09/20/00                              6,000              5.84375
                                              3,000              5.81250
        09/25/00                             25,000              6.35630

                                  SCHEDULE 13D                    Initial Filing
                                                                January 22, 2001


                     Shares Purchased through Goldman Sachs

        Trade Date                  Number of Shares        Price Per Shares
        ----------------------------------------------------------------------
        09/26/00                             25,000              6.47440
        09/28/00                              6,000              6.50000
        10/09/00                              2,000              6.50000
                                              9,100              6.54400
        10/10/00                              9,000              6.68750
        10/11/00                             11,000              6.68750
        10/12/00                             18,000              6.68750
                                              1,000              6.65625
        10/13/00                              2,800              6.00000
        10/17/00                             40,000              6.18750
        10/18/00                             12,575              5.99900
        10/19/00                              2,600              6.25000
        10/20/00                              2,800              6.50000
        10/23/00                              3,500              6.50000
        10/24/00                              1,225              6.50000
        10/25/00                             18,100              6.61120
        10/26/00                              7,900              6.62180
        10/27/00                             14,500              6.75000
        12/06/00                              1,500              6.93750
        12/13/00                             23,300              6.93750
        12/14/00                             28,000              7.00000
        12/15/00                              5,400              7.00000
        12/27/00                                300              6.50000
        01/02/01                              3,100              6.25000
        01/05/01                              1,400              6.25000
        01/08/01                              1,500              6.25000
        01/09/01                             21,600              6.50000
        01/10/01                             73,300              6.50000
                                              1,100              6.43750
        01/11/01                              9,100              6.50000
        ----------------------------------------------------------------
                                            499,600        Avg.  6.35890

                                  SCHEDULE 13D                    Initial Filing
                                                                January 22, 2001


                 Shares Purchased through Prudential Securities

        Trade Date                  Number of Shares        Price Per Shares
        ----------------------------------------------------------------------
        10/26/00                             16,000              6.65120
        10/27/00                              2,300              6.75000
        12/06/00                              3,200              7.00000
        12/12/00                             10,000              6.93750
        12/13/00                            100,000              6.9693838
        12/27/00                                500              6.50000
        01/04/01                             31,100              6.2299035
        01/05/01                                100              6.25000
        01/09/01                              5,000              6.50000
        ----------------------------------------------------------------
                                            168,200        Avg.  6.78230

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        YGM is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares other than as described in Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        January 22, 2001                 YGM TRADING LTD.



                                             By:  /S/ RAYMOND LEUNG
                                                --------------------------------
                                                  RAYMOND LEUNG

                                   APPENDIX A

        The following table sets forth for the executive officers and directors of YGM Trading Ltd. (i) the name of such person, (ii) the present principal occupation or employment of each such person, (ii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is constituted and (iv) the nationality of each such person.

        ---------------------------------------------------------------------------------------
        NAME AND POSITION              ADDRESS, PRINCIPAL OCCUPATION           NATIONALITY
        ---------------------------------------------------------------------------------------
        Raymond Wing Fat Leung,        Flat 209, Block P, Telford Gardens,     Chinese
        Secretary                      Kowloon, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Peter Wing Fui Chan,           Flat 603, La Hacienda                   British
        Vice Chairman & Director       31-33 Mount Kellett Road
                                       The Peak, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Sui Kau Chan,                  2/F, 5 Wistaria Road, Yau Yat Chuen     Chinese
        Chairman & Director            Kowloon, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Samuel Wing Sun Chan,          5 Wistaria Road, Yau Yat Chuen          British
        Managing Director              Kowloon, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Shirley Suk Ling Chan          7B, Sea Cliff Mansions                  British
        Deputy Managing Director       No. 19 Repulse Bay Road, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Michael Wing Ming Chan,        5 Wistaria Road, Yau Yat Chuen          British
        Director                       Kowloon, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Wing Kee Chan,                 3/F, Jade House                         Chinese
        Director                       47C Stubbs Road, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Wing To Chan,                  25 Claymore Road #08-01                 British
        Director                       The Claymore (Block A)
                                       Singapore 229543
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Hok Lim Leung,                 Flat B, 20/F, Hong Kong Garden          Chinese
        Director                       6-8 Seymour Road, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Lam Wong,                      5/F, 185 Tung Choi Street               Chinese
        Director                       Kowloon, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        William Sing Yam Fu,           Flat A, 1/F, Happy Villas               Chinese
        Director                       94 Blue Pool Road
                                       Happy Valley, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------
        Takashi Inoue,                 Flat B, 11/F, Carnation Court           Japanese
        Director                       No 43 Tai Hang Road, Hong Kong
                                       Business Executive
        ---------------------------------------------------------------------------------------